UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sun Healthcare Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

866933401

(CUSIP Number)

Michael J. Foster

RFE Management Corp.

36 Grove Street

New Canaan, CT 06840

(203) 966-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, CT 06901

(203) 325-5000

December 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 866933401	13D	Page 2 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE Investment Partners V, L.P. 06-1408380
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 2,958,583 8. SHARED VOTING POWER None. 9. SOLE DISPOSITIVE POWER 2,958,583 10. SHARED DISPOSITIVE POWER None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,958,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401	13D	Page 3 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE VI SBIC, L.P. 06-1516774
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 2,969,324 8. SHARED VOTING POWER None. 9. SOLE DISPOSITIVE POWER 2,969,324 10. SHARED DISPOSITIVE POWER None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,324
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401	13D	Page 4 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE Associates V, L.P. 06-1408390
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 2,958,583 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 2,958,583

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,958,583
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401	13D	Page 5 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE Associates VI SBIC, LLC 06-1516773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 2,969,324 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 2,969,324

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,324
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON OO-LLC

CUSIP NO. 866933401	13D	Page 6 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE Investment Partners VI, L.P. 06-1516771
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 2,969,324 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 2,969,324

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,324
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 866933401	13D	Page 7 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE Associates VI, LLC 06-1516769
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 2,969,324 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 2,969,324

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,969,324
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON OO-LLC

CUSIP NO. 866933401	13D	Page 8 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) RFE Management Corp. 22-2465998
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 5,927,907 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 5,927,907

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 866933401	13D	Page 9 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Michael J. Foster
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 5,927,907 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 5,927,907

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 866933401	13D	Page 10 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) James A. Parsons
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 5,927,907 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 5,927,907

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 866933401	13D	Page 11 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Howard C. Landis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO - Share exchange in connection with a merger
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER None. 8. SHARED VOTING POWER 5,927,907 9. SOLE DISPOSITIVE POWER None. 10. SHARED DISPOSITIVE POWER 5,927,907

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14.	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Sun Healthcare Group, Inc., a Delaware corporation (the “Company”). This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM	1. SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 101 Sun Avenue NE, Albuquerque, New Mexico 87109.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by RFE Investment Partners V, L.P., a Delaware limited partnership (“RFE Investment Partners V”), RFE VI SBIC, L.P., a Delaware limited partnership (“RFE VI SBIC”), RFE Associates V, L.P., a Delaware limited partnership (“RFE Associates V”), RFE Associates VI SBIC, LLC, a Delaware limited liability company (“RFE Associates VI SBIC”), RFE Investment Partners VI, L.P., a Delaware limited partnership (“RFE Investment Partners VI”), RFE Associates VI, LLC, a Delaware limited liability company (“RFE Associates VI”), RFE Management Corp., a Delaware corporation (“RFE Management”), Michael J. Foster, James A. Parsons, and Howard C. Landis (collectively with Messrs. Foster and Parsons, the “Individuals”).

RFE Investment Partners V, RFE VI SBIC, RFE Associates V, RFE Associates VI SBIC, RFE Investment Partners VI, RFE Associates VI and RFE Management are collectively referred to as the “RFE Entities.” The RFE Entities and the Individuals are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit A.

(b) The principal executive offices of each of the RFE Entities, and the business address of each Individual, is c/o RFE Management Corp. Partners, 36 Grove Street, New Canaan, Connecticut 06840.

(c) The principal business of RFE Investment Partners V and RFE VI SBIC is to make investments in growth-oriented businesses located primarily in the United States. The principal business of RFE Associates V is to act as general partner of RFE Investment Partners V. The principal business of RFE Associates VI SBIC is to act as general partner of RFE VI SBIC. The principal business of RFE Investment Partners VI is to make investments in growth-oriented businesses located primarily in the United States and to act as the sole member of RFE Associates VI SBIC. The principal business of RFE Associates VI is to act as the general partner of RFE Investment Partners VI. The principal business of RFE Management is to act as investment advisor to RFE Investment Partners V, RFE Investment Partners VI, RFE VI SBIC and other venture capital investment funds. The principal business and occupation of each of the Individuals is to act as general partners, managing members, shareholders, directors and officers, in varying capacities, of the RFE Entities and a number of partnerships and limited liability companies with similar businesses.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the RFE Entities is organized under the laws of Delaware. Each of the Individuals is a citizen of the United States.

ITEM	3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock to which this Schedule 13D relates were issued pursuant to the Agreement and Plan of Merger by and among the Company, Pinnacle Acquisition Corp. (“Merger Sub”), Peak Medical Corporation (“PMC”), and the stockholders of PMC identified therein, dated as of May 16, 2005, as amended on July 7, 2005 and on September 16, 2005 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub was merged (the “Merger”) with and into PMC, with PMC surviving as a wholly-owned subsidiary of the Company. The Merger was completed on December 9, 2005. RFE Investment Partners V and RFE VI SBIC held securities of PMC prior to the completion of the Merger. Under the terms of the Merger Agreement, upon completion of the Merger, the outstanding securities of PMC held by RFE Investment Partners V and RFE VI SBIC were converted into 2,958,583 and 2,969,324 shares of Common Stock of the Company, respectively. The purchase price for the PMC securities originally purchased by RFE Investment Partners V and RFE VI SBIC was furnished from the investment capital of RFE Investment Partners V and RFE VI SBIC contributed by their investors. No part of such purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities. No additional consideration was paid by RFE Investment Partners V and RFE VI SBIC in connection with the conversion of securities of PMC into shares of Common Stock of the Company upon completion of the Merger.

Under the terms of the Merger Agreement, upon completion of the Merger, 427,148 and 428,807 shares of Common Stock of the Company issued to RFE Investment Partners V and RFE VI SBIC, respectively, were put into escrow (the “Escrow Shares”) in connection with certain indemnification obligations under the Merger Agreement. The Escrow Shares are subject to release from escrow pursuant to the terms and provisions of an Escrow Agreement (the “Escrow Agreement”), dated December 9, 2005, among the Company, James A. Parsons, acting as Stockholder Agent, and U.S. Trust Company of California, acting as Escrow Agent. Subject to certain adjustments and restrictions set forth in the Escrow Agreement (and assuming that no Escrow Shares are applied to satisfy indemnification obligations), one half of the Escrow Shares will be released on March 31, 2007 and the remaining half of the Escrow Shares will be released on December 9, 2007. So long as the Escrow Shares are held in escrow, RFE Investment Partners V and RFE VI SBIC will have the right to vote such Escrow Shares but they have agreed not to sell or otherwise transfer such Escrow Shares during that time period.

ITEM	4. PURPOSE OF TRANSACTION.

Each of RFE Investment Partners V and RFE VI SBIC holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

Depending on prevailing market, economic and other conditions, each of RFE Investment Partners V and RFE VI SBIC, subject to the terms and provisions of the Stockholders Agreement (as defined and described below), may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of RFE Investment Partners V and RFE VI SBIC intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

The outstanding securities of PMC held by RFE Investment Partners V and RFE VI SBIC were converted into 2,958,583 and 2,969,324 shares of Common Stock, respectively, upon completion of the Merger on December 9, 2005, all as described in Item 3 above.

Stockholders Agreement - Board Representation. In connection with the Merger, RFE Investment Partners V and RFE VI SBIC entered into a Stockholders Agreement, dated as of May 16, 2005, as amended on July 7, 2005 and on September 16, 2005 (the “Stockholders Agreement”), by and among the Company, certain stockholders of PMC and James A. Parsons, acting as Stockholders’ Agent, attached hereto as Exhibit C. Pursuant to the terms of Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agrees to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company. RFE Investment Partners V and RFE VI SBIC collectively are entitled to nominate one member to the Board of Directors of the Company; such designee on the Board of Directors is currently Michael J. Foster. At such time as RFE Investment Partners V and RFE VI SBIC collectively cease to own at least 50% of the shares of Common Stock acquired by them in the Merger, RFE Investment Partners V and RFE VI SBIC shall no longer have a right to nominate an individual to be a director of the Company and they shall cause the removal or resignation of its then current nominee director.

Stockholders Agreement - Voting Agreement. In the Stockholders Agreement, RFE Investment Partners V and RFE VI SBIC agree that, so long as they are entitled to nominate a director to the Company’s Board of Directors, RFE Investment Partners V and RFE VI SBIC collectively will, unless an Early Release Event (as defined below) occurs:

•	solely with respect to the election of directors other than their nominee, vote and grant or withhold a written consent with respect to, all shares of Common Stock acquired by them in the Merger in proportion to the vote of stockholders of the Company, other than the former stockholders of PMC;

•	not propose any matter to the Company’s Board of Directors or its stockholders that requires or contemplates the vote or consent of the stockholders of the Company or, except for their own nominee as discussed above, any nominee for election as directors of the Company;

•	not acquire the beneficial ownership of any shares of the voting power of the Company, other than the shares of Common Stock acquired by them pursuant to the Merger; and

•	not knowingly assist, advise or encourage any other person in acquiring, directly or indirectly, control of the Company or any of the Company’s securities, businesses or assets,

without, in each case, the prior approval of the Company’s Board of Directors.

An “Early Release Event” is defined as the earliest to occur of:

•	a Change of Control (as defined in the Registration Rights Agreement (as defined below));

•	the early termination or waiver or amendment of the agreements with the senior executive officers of the Company not to sell or otherwise transfer any of their shares of Common Stock;

•	the failure to elect a nominee of RFE Investment Partners V and RFE VI SBIC or DFW Capital Partners, L.P. to the Company’s Board of Directors as described above (if RFE Investment Partners V and RFE VI SBIC or DFW Capital Partners, L.P., as the case may be, has the right to designate a director nominee and has exercised such right) unless such failure is cured within 20 business days after written notice to the Company of such failure from RFE Investment Partners V and/or RFE VI SBIC or from DFW Capital Partners, L.P., as applicable;

•	the Company shall institute any bankruptcy, insolvency, reorganization, dissolution, liquidation or similar proceeding relating to itself under the laws of any jurisdiction; or the Company shall take any action to authorize any such proceeding; or any such proceeding shall be instituted against the Company and shall not be dismissed or discharged within 60 days after its commencement; or the Company shall admit all of the material allegations with respect to any such proceeding; or an order for relief or similar order shall be entered in any such proceeding; or the Company shall apply for the appointment of any receiver, trustee or similar officer for itself or for all or substantially all of its property; or the Company shall take any action to authorize such appointment; or

•	a material breach by the Company of any of the covenants of the Company contained in the Stockholders Agreement or in the Registration Rights Agreement unless such breach is capable of being, and is, cured within 20 business days after written notice to the Company of such breach.

Registration Rights Agreement - Restrictions on Transfer of Shares. In connection with the Merger, RFE Investment Partners V and RFE VI SBIC entered into a Registration Rights Agreement, dated as of May 16, 2005, as amended on July 7, 2005 (the “Registration Agreement”), by and among the Company, certain stockholders of PMC and James A. Parsons, acting as Stockholders’ Agent, attached hereto as Exhibit D. Pursuant to the Registration Rights Agreement, RFE Investment Partners V and RFE VI SBIC have agreed that, from the closing of the Merger to the earlier of the first anniversary of such closing and an Early Release Event (as defined above), neither RFE Investment Partners V nor RFE VI SBIC will sell or otherwise transfer any shares of Common Stock acquired by it in the Merger. In addition to the foregoing restrictions, RFE Investment Partners V and RFE VI SBIC have agreed that, during the period from the first anniversary of the closing of the Merger until the third anniversary of such closing, neither RFE Investment Partners V nor RFE VI SBIC will sell or otherwise transfer shares of Common Stock acquired in the Merger that exceeds its respective Pro Rata Limit (as defined below). Each of RFE Investment Partners V and RFE VI SBIC also has agreed that, in the absence of an Early Release Event, it will not knowingly sell or otherwise transfer shares of Common Stock acquired in the Merger constituting 2% or more of the total shares of Common Stock then outstanding to any one person or group. The Registration Rights Agreement also contains provisions dealing with distributions to the partners and members of RFE Investment Partners V and RFE VI SBIC.

A “Pro Rata Limit” is defined in the Registration Rights Agreement as a number of shares equal to (i) 4% of the total number of outstanding shares of Common Stock at any given time multiplied by (ii) the percentage obtained by dividing the total number of shares of Common Stock acquired in the Merger then collectively held by RFE Investment Partners V and RFE VI SBIC, by the total number of shares of Common Stock acquired in the Merger then held by RFE Investment Partners V, RFE VI SBIC and DFW Capital Partners, L.P., taken as a whole.

Registration Rights Agreement - Registration Rights. The Company has agreed in the Registration Rights Agreement to provide certain registration rights to the former stockholders of PMC, including, without limitation, RFE Investment Partners V and RFE VI SBIC. These rights include “piggyback” registration rights, which means that the former stockholders of PMC have the right to register the sale of some or all of the shares of Common Stock acquired in the Merger if the Company proposes to allow shares held by other stockholders to be sold in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933. The Company also has agreed to use its commercially reasonable efforts to file a shelf registration statement covering the offer and sale of the shares of Common Stock acquired in the Merger. The Company also will be obligated to effect two underwritten public offerings of all or a portion of the shares of Common Stock issued in the Merger and then entitled to registration under the Registration Rights Agreement upon the request of the holders of a majority of those shares.

The foregoing summary of the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits C and D hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 24,240,510 shares of Common Stock outstanding as of December 9, 2005, as reported by the Company to the Reporting Persons.

Please see Items 7, 8, 9, 10, 11, and 13 of each cover sheet for each Reporting Person.

As described above in Item 3, certain of the shares acquired by RFE Investments V and RFE VI SBIC in the Merger are Escrow Shares which are subject to the terms and provisions of the Escrow Agreement.

Amounts shown as beneficially owned by each of RFE Associates V, RFE Management, Michael J. Foster, James A. Parsons and Howard C. Landis include 2,958,583 shares of Common Stock directly owned by RFE Investment Partners V.

Amounts shown as beneficially owned by each of RFE Associates VI SBIC, RFE Investment Partners VI, RFE Associates VI, RFE Management, Michael J. Foster, James A. Parsons and Howard C. Landis include 2,969,324 shares of Common Stock directly owned by RFE VI SBIC.

By virtue of their potential status as a “group” with certain stockholders of the Company that are parties to the Stockholders Agreement due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders. Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Stockholders Agreement was entered into as of May 16, 2005 and amended on July 7, 2005 and on September 16, 2005 by the Company, RFE Investment Partners V, RFE VI SBIC, DFW Capital Partners, L.P., certain other stockholders of PMC, and James A. Parsons, acting as Stockholders’ Agent. Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of May 16, 2005 and amended on July 7, 2005, by the Company, RFE Investment Partners V, RFE VI SBIC, DFW Capital Partners, L.P., certain other stockholders of PMC and James A. Parsons, acting as Stockholders’ Agent. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

The Escrow Agreement was entered into as of December 9, 2005 by the Company, James A. Parsons, acting as Stockholder Agent, and U.S. Trust Company of California, acting as Escrow Agent. Certain terms of the Escrow Agreement are described in Item 3 above.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Reporting Persons, dated December 13, 2005, among the Reporting Persons.

Exhibit B	Power of Attorney.

Exhibit C	Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2005

Entities:

RFE Investment Partners V, L.P.

RFE VI SBIC, L.P.

RFE Associates V, L.P.

RFE Associates VI SBIC, LLC

RFE Investment Partners VI, L.P.

RFE Associates VI, LLC

RFE Management Corp.

By:	/s/ Michael J. Foster
Michael J. Foster, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Michael J. Foster

James A. Parsons

Howard C. Landis

By:	/s/ Michael J. Foster
Michael J. Foster,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

		Page
EXHIBIT A	Agreement of Reporting Persons, dated December 13, 2005, among the Reporting Persons.	21

EXHIBIT B	Power of Attorney.	22

EXHIBIT C	Stockholders Agreement, dated as of May 16, 2005, Amendment No. 1 to the Stockholders’ Agreement, dated as of July 7, 2005, and Amendment No. 2 to the Stockholders’ Agreement, dated as of September 16, 2005, each by and among the Company and the stockholders named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference).

EXHIBIT D	Registration Rights Agreement, dated as of May 16, 2005 and Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2005, each by and among the Company and the stockholders named therein (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on September 22, 2005, and incorporated herein by reference)

Exhibit A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13D filed on the date hereof with respect to the shares of Common Stock of Sun Healthcare Group, Inc. has been filed on behalf of the undersigned.

Signature

Dated: December 13, 2005

Entities:

RFE Investment Partners V, L.P.

RFE VI SBIC, L.P.

RFE Associates V, L.P.

RFE Associates VI SBIC, LLC

RFE Investment Partners VI, L.P.

RFE Associates VI, LLC

RFE Management Corp.

By:	/s/ Michael J. Foster
Michael J. Foster, as
General Partner or
Managing Member or as
Vice President for the
above-listed entities

Individuals:

Michael J. Foster

James A. Parsons

Howard C. Landis

By:	/s/ Michael J. Foster
Michael J. Foster,
Individually and as
Attorney-in-fact for the
above-listed individuals

Exhibit B

Power of Attorney

The undersigned hereby make, constitute and appoint each of Michael J. Foster and James A. Parsons, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13D or Schedule 13G with respect to the securities of Sun Healthcare Group, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a joint filing agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

This Power of Attorney shall remain in effect for a period of two years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.

Dated: December 9, 2005

RFE INVESTMENT PARTNERS V, L.P.		RFE ASSOCIATES V, L.P.

By:	RFE Associates V, L.P., its General Partner	By:	/s/ Michael J. Foster
		Name:	Michael Foster
		Title:	General Partner

By:	/s/ Michael J. Foster
Name:	Michael Foster
Title:	General Partner

RFE VI SBIC, L.P.		RFE ASSOCIATES VI SBIC, LLC

By:	RFE Associates VI SBIC, LLC, its General Partner	By:	RFE Investment Partners VI, L.P., its Sole Member

By:	RFE Investment Partners VI, L.P., its Sole Member	By:	RFE Associates VI, LLC, its General Partner

By:	RFE Associates VI, LLC, its General Partner	By:	/s/ Michael J. Foster
		Name:	Michael Foster
		Title:	Managing Member

By:	/s/ Michael J. Foster
Name:	Michael Foster
Title:	Managing Member

RFE INVESTMENT PARTNERS VI, L.P.		RFE ASSOCIATES VI, LLC

By:	RFE Associates VI, LLC, its General Partner	By:	/s/ Michael J. Foster
		Name:	Michael Foster
		Title:	Managing Member

By:	/s/ Michael J. Foster
Name:	Michael Foster
Title:	Managing Member

RFE MANAGEMENT CORP.

By:	/s/ Michael J. Foster	/s/ Michael J. Foster
Name:	Michael Foster	Michael J. Foster
Title:	Vice President

/s/ James A. Parsons		/s/ Howard C. Landis
James A. Parsons		Howard C. Landis